

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2021

Ronny Yakov
Chief Executive Officer
The OLB Group, Inc.
200 Park Avenue, Suite 1700
New York, NY 10166

> **Re: The OLB Group, Inc.**
> **Amendment No. 1 to Form S-3 on Form S-1 Registration Statement**
> **Filed December 3, 2021**
> **File No. 333-261153**

Dear Mr. Yakov:

 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2021 letter.

Amendment No. 1 to Form S-3 on Form S-1 Registration Statement filed December 3, 2021

General

1.   Please amend your registration statement to include the following information:
   • a summary of your risk factors pursuant to Item 105(b) of Regulation S-K;
   • a description of your common stock pursuant to Item 202 of Regulation S-K; and
   • a beneficial ownership table as of the most recent practicable date pursuant to Item 403 of Regulation S-K.

You may contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Samuel Katz